Exhibit 99.1

               Morgan Stanley Capital Investors, L.P., Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and STH Investors L.P. (collectively, the "MSCP Funds") have entered into a Shareholders Agreement, dated as of July 23, 1998 (the "Shareholders Agreement") with Stichting "The SITA Foundation" ("the Foundation") and Equant N.V. ("Equant"), which governs the relationship among these parties. Pursuant to Instructions For Cover Page
(2) to this Schedule, the following is a description of the relationship between the MSCP Funds and the Foundation under the Shareholders Agreement but is not an affirmation by the MSCP Funds of the existence of a group for purposes of Section 13(d)(3) or Section 13 (g)(3) of the Securities Exchange Act of 1934 (the "Act") and Rule 13d-5(b)(1) thereunder. As a result of certain provisions of the Shareholders Agreement described below, however, the MSCP Funds and the Foundation may be deemed to be a "group" for purposes of
Section 13(d)(3) or Section 13(g)(3) of the Act and Rule 13d-5(b)(1) thereunder. The MSCP Funds believe that, as of December 31, 1998, the Foundation owned 120,000,000, or 59.6% of the Common Shares of Equant ("Common Shares").

               The Shareholders Agreement restricts the MSCP Funds' and the Foundation's ability to transfer their Common Shares, and grants to each of them (and to Equant) rights of first refusal in connection with certain transfers of Common Shares by the other party. The agreement also grants tag-along rights to the MSCP Funds with respect to certain sales of Equant's Common Shares by the Foundation and gives both the MSCP Funds and the Foundation the right to require Equant to register their Common Shares for public resale.

               In addition, in accordance with the terms of the Shareholders Agreement, the Foundation has agreed with the MSCP Funds that it will vote its Common Shares in such a way as to allow the MSCP Funds to appoint two supervisory directors for so long as the MSCP Funds hold at least 12.5% of Equant's Common Shares and to appoint one supervisory director for so long as the MSCP Funds hold more than 5% but less than 12.5% of Equant's Common Shares. Under the same agreement, the MSCP Funds have agreed that they will vote their Common Shares in such a way as to allow the Foundation to appoint five supervisory directors.

               The MSCP Funds and the Foundation have also agreed to enter into a six-month "standstill" agreement. The standstill agreement will prohibit the MSCP Funds and the Foundation from transferring any of their shares (with certain exceptions), directly or indirectly, for six months from February 11, 1999. The MSCP Funds and the Foundation may amend or waive provisions of this standstill agreement at any time.

               Notwithstanding the foregoing, the MSCP Funds expressly declare that the filing of this Schedule shall not be deemed to be an admission that the MSCP Funds are, for purposes of Section 13(d) and /or Section 13(g) of the Act, the beneficial owner of any of the Common Shares owned by the Foundation.